Explanation of Responses

(1) The shares of Common Stock are owned directly by certain private investment funds for which Bedford Oak Advisors, LLC serves as the investment manager.  Harvey P. Eisen is the managing member of Bedford Oak Advisors, LLC.  In accordance with Instruction 4(b)(iv), the entire amount of the Issuer’s shares of Common Stock held by the private investment funds is reported herein.  Harvey P. Eisen disclaims any beneficial ownership of any shares of Common Stock of the Issuer owned directly by such private investment funds for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of his indirect pecuniary interest therein, and this report shall not be deemed an admission that Harvey P. Eisen is the beneficial owner of such shares of Common Stock for purposes of Section 16 or for any other purposes.